UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40972

PROJECT ENERGY REIMAGINED ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

1280 El Camino Real, Suite 200
Menlo Park, CA 94025
(415) 205-7937

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* Effective as of July 26, 2024, the business combination contemplated by that certain Business Combination Agreement, dated as of October 2, 2023, by and among Project Energy Reimagined Acquisition Corp. (“PERAC”), Heramba Electric plc (“Holdco”), Heramba Merger Corp. (“Merger Sub”), Heramba Limited and Heramba GmbH, was consummated, pursuant to which, among other matters, Merger Sub merged with and into PERAC, with PERAC being the surviving company in such merger and becoming a direct, wholly owned subsidiary of Holdco.

Pursuant to the requirements of the Securities Exchange Act of 1934, Project Energy Reimagined Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.

Date: August 8, 2024	By:	/s/ Srinath Narayanan
Name: Srinath Narayanan Title: Chief Executive Officer